Exhibit 3.1.8

AMENDMENT NO. 8

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS, L.P.

This Amendment (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Partnership”), dated as of June 27, 1996, as amended as of August 9, 2000, January 5, 2001, October 5, 2001, February 4, 2002, January 15, 2004, February 13, 2004 and March 15, 2005 (as so amended, the “Partnership Agreement”), is entered into effective as of February 6, 2006, by Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 5.6 of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner except as otherwise provided in the Partnership Agreement, may, for any Partnership purpose, at any time or from time to time, issue additional Partnership Securities for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion; and

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement (to reflect a change that, in the discretion of the General Partner, does not adversely affect the Unitholders in any material respect); and

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner (subject to Section 5.7 of the Partnership Agreement), may amend any provision of the Partnership Agreement to reflect an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the Partnership has entered into a Units Purchase Agreement, dated as of February 6, 2006, between the Partnership and Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), as the Purchaser (the “Unit Purchase Agreement”); and

WHEREAS, the Unit Purchase Agreement obligates the Partnership to issue limited partner interests to be designated as Class F Units having the terms set forth in this Amendment; and

WHEREAS, the General Partner has determined that the creation of the new class of Partnership Securities provided for in this Amendment (the “Class F Units”) will be in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and

WHEREAS, the Class F Units upon issuance, will have rights to distributions or in liquidation as set forth herein; and

WHEREAS, the issuance of the Class F Units complies with the requirements of the Partnership Agreement; and

WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein are necessary or advisable in connection with the authorization of the issuances of the Class F Units; and

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

AMENDMENT

Section 1. Establishment of Terms of Class F Units. There is hereby created a series of Units to be designated as “Class D Units,” consisting of a total of 2,570,150 Class F Units and having the following terms and conditions:

A. Prior to the conversion of the Class F Units as provided in Section 2 or Section 4 hereof, unless amended pursuant to Section 3 hereof:

(i) all items of Partnership income, gain, loss, deduction and credit shall be made to the Class F Units to the same extent as such items would be so allocated if such Class F Units were Subordinated Units that were then Outstanding and the Subordination Period had not ended; and

(ii) the Class F Units shall have the right to share in Partnership distributions and shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions, in each case to the same extent as if such Class F Units were Subordinated Units that were then Outstanding and the Subordination Period had not ended.

B. The Class F Units will not have the privilege of conversion as set forth in either Section 5.8 or Section 11.4 of the Partnership Agreement and neither Section 5.8 nor Section 11.4 shall apply to the Class F Units); rather, the Class F Units will be converted only pursuant to the provisions of Section 2 or Section 4 hereof. A Class F Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b) of the Partnership Agreement as if the Class F Unit was a Subordinated Unit.

C. The Class F Units will have such voting rights pursuant to the Partnership Agreement as such Class F Units would have if they were Common Units that were then Outstanding; provided, however, that the Class F Units will not be entitled to vote upon any proposal submitted to the Partnership’s Unitholders pursuant to Section 2 hereof for a vote or consent. Each Class F Unit will be entitled to one vote on each matter with respect to which such Class F Unit is entitled to be voted.

D. The Class F Units will be evidenced by certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal and regulatory requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units.

E. The General Partner will act as registrar and transfer agent or the Class F Units.

Section 2. Vote of Holders of Partnership Securities After Issuance of Class F Units. The Partnership shall, as promptly as practicable following the issuance of any Class F Units, take such actions as may be necessary or appropriate to submit to a vote or consent of its securityholders the approval of a change in the terms of the Class F Units to provide that each Class F Unit is convertible into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units), effective upon approval of the issuance of additional Common Units in accordance with the following sentence, and in the event that such approval is not obtained upon the solicitation of such vote or consent, the Partnership shall take such action as may be necessary or appropriate to resubmit to a vote or consent of its securityholders the approval of such change in the terms of the Class F Units until such approval is obtained, provided that the Partnership shall not be obligated to resubmit such matter for approval more than once in any 6-month period. The vote or consent required for such approval will be the requisite vote required under the Partnership Agreement and under New York Stock Exchange rules or staff interpretations for listing of the Common Units that would be issued upon any such conversion. Upon receipt of the required vote or consent, each Class F Unit shall be entitled to be converted by the holder thereof into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units).

Section 3. Amendment of Terms of Class F Units in Certain Events. If the Partnership’s securityholders do not approve a change in the terms of the Class F Units to provide that they are convertible as provided in Section 2 hereof by the requisite vote of the Partnership’s securityholders occurring on or before, or occurring after provided that the matter has been submitted for approval of the securityholders in documents filed with the Securities and Exchange Commission prior to, the date that is 6 months following the date of the closing of the transactions contemplated by the Unit Purchase Agreement, then, effective as of the next succeeding day (the “Class F Distribution Increase Day”), Section 1(A) hereof will be deleted and replaced in its entirety, automatically and without further action, with the following:

A. “Prior to the date upon which the Class F Units are entitled to be converted as provided in Section 1 hereof:

(i) all allocations of items of Partnership income, gain, loss, deduction and credit shall be allocated to the Class F Units based on 115% of that which would be allocated to the Common Units so that the amount thereof allocated to each Class F Unit will be 115% of the amount thereof allocated to each Common Unit, and the allocations to Class F Units shall have the same order of priority relative to allocations on the Common Units; and

(ii) the Class F Units shall have the right to share in Partnership distributions based on 115% of the amount of any Partnership distribution that would be made to each Common Unit so that the amount of any Partnership distribution to each Class F Unit will equal 115% of the amount of such distribution to each Common Unit, and the right of holders of Class F Units to receive distributions shall have the same order of priority relative to distributions on the Common Units; and

(iii) the Class F Units shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions, that are based on 115% of the liquidating distributions that would be made to the Common Units so that the amount of any liquidating distribution to each Class F Unit will equal 115% of the amount of such distribution to each Common Unit, and the rights of the Class F Units upon dissolution and liquidation of the Partnership shall have the same order of priority relative to the rights of the Common Units.”

B. Concurrently with the distribution made in accordance with Section 6.3(a) of the Partnership Agreement of Available Cash first occurring after the Class F Distribution Increase Day (as defined above), with respect to the Quarter in which the conversion of the Class F Units is effected in accordance with the preceding sentence, a distribution shall be paid to each holder of record of the Class F Units as of the effective date of such conversion, with the amount of such distribution for each Outstanding Class F Unit to be equal to the product of (a) 115% of the amount to be distributed in respect of such Quarter to each Common Unit times (b) a fraction, of which (i) the numerator is the number of days in such Quarter up to but excluding the date of such conversion, and (ii) the denominator is the total number of days in such Quarter (the foregoing amount being referred to as an “Excess Payment”). For the taxable year in which an Excess Payment is made, each holder of a Class F Unit shall be allocated items of gross income with respect to such taxable year in an amount equal to the Excess Payment distributed to it.

Section 4. Change of New York Stock Exchange Rules or Interpretations. If at any time (i) the rules of the New York Stock Exchange or the New York Stock Exchange staff interpretations of such rules are changed, or (ii) facts and circumstances arise so that no vote or consent of securityholders of the Partnership is required as a condition to the listing of the Common Units that would be issued upon any conversion of any Class F Units into Common Units as provided in Section 2 hereof, the terms of such Class F Units will be changed so that each such Class F Unit is converted (without further action or any vote of any securityholders of the Partnership) into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units).

Section 5. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 6. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

Section 7. Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Energy Transfer Partners GP, L.P.

By: Energy Transfer Partners, L.L.C., its General Partner

By:	/s/ H. Michael Krimbill
H. Michael Krimbill
President

LIMITED PARTNERS:
All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

By: Energy Transfer Partners, L.L.C., General Partner of Energy Transfer Partners GP, L.P., General Partner, as attorney-in-fact for all Limited Partners pursuant to the powers of Attorney granted pursuant to Section 2.6 of the Partnership Agreement.

By:	/s/ H. Michael Krimbill
H. Michael Krimbill
President